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SEC FILE NUMBER
8-70719

MAR 02 2023

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/1/2021 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NORTHBOUND SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

141 PARKWAY RD., SUITE 2C

(No. and Street)

BRONXVILLE	NY	10708
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregory Dow	(914) 826-4732	greg@northboundsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ASSURANCE DIMENSIONS

(Name – if individual, state last, first, and middle name)

4920 W Cypress St #102	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Gregory Dow, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NORTHBOUND SECURITIES LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO

Notary Public Exp. 1/6/27

ALAN ROBERT SACKS NOTARY PUBLIC STATE OF NEW YORK QUALIFIED IN WESTCHESTER COUNTY

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Northbound Securities LLC

Index
December 31, 2022

Page(s)

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member
of Northbound Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northbound Securities, LLC as of December 31, 2022 and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Northbound Securities, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph- Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company had a net loss of $1,622,062, net cash used in operating activities of $726,055 and had a net capital deficiency of $1,235,896. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of Northbound Securities, LLC's management. Our responsibility is to express an opinion on Northbound Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Northbound Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material mis statement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as Northbound Securities, LLC's auditor since 2022.
Margate, Florida
February 28, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

NORTHBOUND SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

ASSETS		
Cash	$	163,538
Clearing broker deposits		78,025
Due from clearing broker		5,264
Accounts receivable		139
Other receivable		30,000
Prepaid expenses		8,620
Deposit		775
Intangible asset		1,100,000
TOTAL ASSETS	$	1,386,361

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	104,944
Due to Seller (Note 7)		1,100,000
Payable to clearing broker		13,888
Due to affiliate		55,148
TOTAL LIABILITIES		1,273,980
MEMBER'S EQUITY		112,381
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,386,361

The accompanying notes are an integral part of this financial statement.

1 Organization and Business

Northbound Securities offers customers access to its clearings firm's order management system so they may enter self-directed trades in US listed or OTC equities including ETF's. It operates out of one office in Bronxville NY. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company was approved by FINRA and the SEC in December 2021 to begin operations. The Company is wholly owned by Jump Invest Holdings, LLC (the "Parent"), a holding company located in São Paulo, Brazil.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue

Revenue recognition guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The guidance requires an entity to follow a five-step model to (1) identify the contracts with a customer, (2) identify the performance obligations in the contract, (3) determining the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Accounts Receivable

Accounts receivables are stated at the amounts the Company expects to collect. The Company considers accounts receivable to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established or the accounts will be charged to income when that determination is made by management. At December 31, 2022, there were receivables of $139 reported in the statement of financial condition.

Other Receivable

At December 31, 2022, there were other receivables of $30,000 for technology services related to the Company's clearing broker reported in the statement of financial condition. The technology was not received and the money was returned to the Company subsequent to year end.

2. Summary of Significant Accounting Policies – continued

Disaggregated Revenue

Disaggregation of revenue is presented on the face of the statement of operations by type of revenue type earned by the Company.

Cash and Cash Equivalents

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits. The financial instruments that is potentially subject to concentrations of credit risk consist principally of cash accounts in financial institutions that periodically exceed federally insured limits. At December 31, 2022, the amount in cash accounts exceeding federally insured limits was $0.

Allowance for Credit Losses

The Company complies with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments including due from broker and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with due from broker and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

As of December 31, 2022, there was no allowance for credit losses. For the year ended December 31, 2022, there was no credit loss expense related to the allowance for credit losses or any recoveries of amounts previously charged reflected on the statement of operations.

2. Summary of Significant Accounting Policies – continued

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. The Company has no tax sharing agreement with the Parent and accordingly has no commitment to fund or receive amounts from any tax liabilities or benefits with earnings of the Company. Accordingly, the Company has not provided for any NYC UBT tax expense.

The Company recognizes the tax benefit of uncertain tax positions only when the position is more likely than not to be sustained, assuming examination by taxing authorities. The tax benefit recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on this analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefit as of December 31, 2022.

Intangible Assets
The Company reviewed the carrying value of our intangible asset as of December 31, 2022. During September 2022, the Company entered into an asset purchase agreement with Passfolio Securities for $1,944,850. Subsequently the Company's Parent entered into an agreement to sell the Company to a third party for $1.1 million. As a result of this agreement, we valued our intangible asset at $1.1 million as the sales price provided the valuation for our intangibles. As this was considered the best indicator of fair value for the intangible assets, The Company recorded an impairment of $844,850.

Long Lived Assets
The Company complies with ASC Topic 350, by electing the accounting alternative as its accounting policy for intangibles by testing intangibles for impairment only when there is a triggering event instead of testing it every year. As note above the Company recorded an impairment expense.

3. Going Concern

The Company has experienced a net loss, negative operating cash flows, and has not met their net capital requirements at the year ended December 31, 2022. These factors cause substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of this report.

4. Transactions with Related Parties

At December 31, 2022, the Company owes the affiliate $55,148 that is included as a liability in the accompanying statement of financial condition for expenses paid on their behalf.

5. Deposit with Clearing Broker

The Company maintains several clearing agreements with broker-dealers on a fully-disclosed basis. The clearing agreements requires the Company to maintain a deposit with the clearing broker. Such amount bears interest at current market rates. At December 31, 2022 the Company had $78,025 of deposits with clearing brokers of which $50,000 are non-allowable for net capital purpose due to early termination fees included in the clearing agreement.

6. Due from Clearing Broker

Due from clearing broker results from the Company's normal securities transactions. As of December 31, 2022, the amount due from its current clearing broker was $5,264.

7. Regulatory Requirements

The Company, as a member of FINRA, is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of a minimum net capital, as defined, shall not be less than $5,000 and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 8 to 1. At December 31, 2022, the Company was undercapitalized and the firm's net capital deficit was $1,077,258 which was under its required capital by $1,235,896. The firm's capital requirement is $158,638. The Company's ratio of aggregate indebtedness to net capital was .18 to 1.

The Company operates under the exemptive provision of Rule 15c3-3 paragraph (k)(2)(ii) under the Securities Exchange Act of 1934 and relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to directing its clients to the clearing firms order management system. The Company does not handle cash or securities on behalf of customers.

8. Acquisition of Passfolio Securities, LLC customer accounts

In September 2022, the Company entered into an agreement to purchase the customer accounts of Passfolio Securities, LLC. The Company assumed no physical assets and no liabilities of the Seller were assumed. The Company's contracted purchase price was $1,944,850 with the Company paying $44,850 in November, $800,000 in December and $1,100,000 in January 2023 in exchange for the assets received. As of December 31, 2022 the amount due to seller was $1,100,000.

9. Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2022 through February 28, 2023 the date of these financial statements, which is the date that the financial statements were available to be issued. The Company received $1,170,148 in capital contributions from its Parent which corrected the Company's net capital deficit.

As part of the purchase agreement (note 8), the Company owes $1.1 million to the seller for the remaining purchase price amount. This amount is due to be paid by March 10, 2023 and had 0% interest. The Company repaid the $1.1 million due to the Seller via an exchange and note agreement with the parent company and a third party. The Note agreement, for $1.1 million is due July 30, 2023 at a 15% interest rate. The agreement also gave the third party an option to acquire our parent company and all its subsidiaries including Northbound Securities which can be exercised after March 15, 2023. The third party has the intent to exercise that option and have begun the process with FINRA and our parent company.